Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Six Months
Ended
October 27,
2010
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$136,046
Capitalized interest	1,780
Interest component of rental expense	15,143

Total fixed charges	$152,969

Earnings:
Income from continuing operations before income taxes	$679,321
Add: Interest expense*	136,046
Add: Interest component of rental expense	15,143
Add: Amortization of capitalized interest	173

Earnings as adjusted	$830,683

Ratio of earnings to fixed charges	5.43

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.